Mail Stop 3561

August 21, 2007

Max Weissengruber
President
Freshwater Technologies, Inc.
30 Denver Crescent, Suite 200
Toronto, Ontario
Canada M2J 1G8

  Re: Freshwater Technologies, Inc.
    Amendment No. 1 to Registration Statement on Form SB-2
    Filed July 23, 2007
    File No. 333-140595

Dear Mr. Weissengruber:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update your filing to include financial statements for the interim period ended June 30, 2007 in accordance with Item 310(g) of Regulation S-B.

Summary of Financial Data, page 6

2. Please remove the inception through December 31, 2006 net loss per share amount from your filing.

Summary of Current Business, page 26

3. We note that you have sold 19 water activation units to various commercial and industrial customers and three R-Can Environmental ultra violet units to individual household customers. Please indicate when you sold them and how many of these are still functioning.

Sales and Marketing, page 30

4. We note your responses to comments 7 and 8 in our letter dated March 13, 2007. Please provide support for the reference to the "multi-billion dollar global industry" for water treatment solutions. Please also provide support for the statement that "demand in our target markets of Central and South America and the Caribbean continues to grow in response to public concerns relating to the quality of drinking water."

Training and Technical Information, page 31

5. Please indicate at what cost you provide training and services to local distributors.

Executive Compensation, page 44

6. Notwithstanding your cover letter, it does not appear you have updated the disclosure that appears here and elsewhere to reflect the implementation of the new disclosure requirements relating to executive and director compensation and related person disclosure. We note, for example, your Summary Compensation Table, is not presented in the format required by Item 402(b)(1) of Regulation S-B. Please refer to Securities Act Release 8732A located on our website at www.sec.gov.

Interim Financial Statements, page 46

7. Please provide a statement of changes in stockholders' equity for the interim period ended March 31, 2007.

Annual Financial Statements

Statements of Operations, page F-3

8. It appears there is a typo in the last column. It appears the date should read December 31, 2005 instead of December 31, 2006.

Note 1. Development Stage Company, page F-6

9. We have reviewed your response to comment 28 in our letter dated March 13, 2007 and it appears that you have not appropriately reflected the reverse merger in your statement of stockholders' equity and your EPS calculations. Please revise your financial statements for the following items:

    - Your equity rollforward should reflect the recapitalization as an issuance of shares, representing the number of shares retained by the shell company (HMI Technologies Inc.), and a charge to accumulated deficit representing the net assets of the shell company. Periods prior to the recapitalization should be recast. Accordingly, it appears that the 80 million and 20.8 million share amounts presented on your statement of stockholders' equity should be reversed. Since HMI had a negative equity position at the time of the recapitalization, it appears that the amount of the net liability, after eliminating HMI's APIC and accumulated deficit balances and reflecting the shares issued by HMI, should be charged directly to accumulated deficit; and

    - For purposes of computing EPS, the number of shares outstanding for the period from the beginning of the fiscal year to the date of the recapitalization should be the number of shares issued by the shell company to the operating entity (Freshwater Technologies Inc.). For the period from the date of the recapitalization to the end of the fiscal year, the number of shares to be used in the calculation of EPS should be the actual number of shares of the combined entity outstanding in that period. The weighted average number of shares to be used in computing EPS would be calculated on the basis of the numbers determined for the two periods as described. The EPS for comparative periods should be computed by dividing the earnings of the operating entity by the number of shares issued by the shell company to the operating entity in the recapitalization. The EPS calculations should be further adjusted, however, for the effect of a change in the number of issued shares of the operating entity during the year in which the recapitalization occurred or in the earlier years for which comparative figures are presented.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

10. We have reviewed your response to comment 29 in our letter dated March 13, 2007. Although you indicate in your response that your sales agreements are silent as to when title passes, your footnote disclosure indicates that your shipping terms are FOB shipping point. Please clarify why revenue recognition is appropriate upon shipment, rather than upon delivery to and acceptance by the customer. Please demonstrate how the transfer of risks and rewards of ownership

occurs at the shipping point. In particular, please tell us if you make buyers whole if the goods are damaged or lost while in-transit. Please also revise your footnote disclosures to indicate that your sales agreements are silent as to when title passes.

11. We have reviewed your response to comment 30 in our letter dated March 13, 2007. Please clarify your statement that the previously disclosed allowance for doubtful accounts balances actually "represent the unrecognized portion of revenues as they had not met the Company's stated policy for revenue recognition purposes."

<u>Legality Opinion, Exhibit 5.1</u>

12. We note your response to comment 31 in our letter dated March 13, 2007; however, we reissue our comment. Please revise to state that you assume no obligation to revise or supplement the opinion letter should the laws be changed after the effective date of the registration statement, or advise us.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu at (202) 551-3240, Peggy Kim, Senior Staff Attorney at (202) 551-3411, or me at (202) 551-3720 if you have any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Kari Richardson, Esq.
        Clark Wilson LLP
        Fax: (604) 687-6314